UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For January 18, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, January 17, 2017.

Messrs.

Comisión Nacional de Valores

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.: Material fact.

Dear Sirs,

I am writing to you in my capacity as Alternate Head of Market Relations of Transportadora de Gas del Sur S.A. ("TGS") in connection with the notes DAL N° 918/16 dated 07/27/16 and 1005/16 dated 08/11/16 timely submitted.

In this regard, we inform you that a swap was carried out today (the “Swap”), resulting in the following share capital structure of Compañía de Inversiones de Energía S.A. (“CIESA”) –TGS’ controlling shareholder with 51% of the common stock-: (i) Grupo Inversor Petroquímica S.L. (“GIP”) and PCT LLC (“PCT”) transferred to Petrobras Hispano Argentina S.A. (“PHA”) their capacity as beneficiaries and trustees of the trust, holder of 40% of the share capital and voting rights of CIESA and (ii) Petrobras Argentina S.A. (“Petrobras”) and Petrobras Hispano Argentina S.A. (together “Pampa”) transferred to GIP and PCT 40% of the common stock and voting rights of CIESA. Petrobras remains a direct holder of CIESA with 10% of the common stock and voting rights. Please note that the National Gas Regulatory Body (ENARGAS) had no objections to the Swap.

GIP’s, PCT’s and Pampa’s holding through CIESA in TGS remain unchanged as result of the Swap.

Yours sincerely,

Alejandro M. Basso

Alternate Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: January 18, 2017